UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Resignation and Appointment of Chief Executive Officer and Director

Raleigh Siu Lau

On June 24, 2024, Raleigh Siu Lau (“Mr. Lau”) resigned as the President and Chief Executive Officer of TROOPS, Inc. (the “Company”), effective on June 24, 2024. Mr. Lau has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Damnian Thurnheer

On June 24, 2024, the Board of Directors (the “Board”) of the Company approved Mr. Damian Thurnheer (“Mr. Thurnheer”)’s resignation as Director and appointment as President and Chief Executive Officer of the Company, effective on June 24, 2024, to fill the vacancy of Mr. Lau.

Mr. Thurnheer has been our Director since December 1, 2021. In May 2019, Mr. Thurnheer founded an API consulting company, Apiguru Pty Ltd., and serves as Director since then. Apiguru Pty Ltd. is currently a wholly-owned subsidiary of Company. From July 2019 to June 2021, Apiguru Pty Ltd. is engaged by Google as the API advisor. It assists its enterprise customers to build and scale their digital products and platforms globally through APIs. From April 2018 to October 2018, Mr. Thurnheer worked for Google in Australia. From May 2015 to December 2017, Mr. Thurnheer worked as API Platform Delivery Lead and Product Owner for Macquarie Bank in Australia, one of the largest international investment banks. Mr. Thurnheer enabled the bank to provide its customers with a highly personalized digital banking experience and empower them to manage their data usage. From April 2006 to March 2015, Mr. Thurnheer worked for Swisscom, the largest telecommunication service provider in Switzerland. He led the Application Programming Interface (API) project which helped Swisscom saving millions of dollars by improving efficiencies and generating millions of dollars in new revenue. Mr. Thurnheer holds a Bachelor’s Degree in Economic Computer Science in ODEC Swiss Association of Graduates of Colleges of Higher Education.

There are no arrangements or understandings between Mr. Thurnheer and any other persons pursuant to which he was appointed as the Company’s President and Chief Executive Officer. There is no family relationship between Mr. Thurnheer and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Thurnheer that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Rui Wu

On June 24, 2024, the Board also approved Mr. Rui Wu (“Mr. Wu”)’s appointment as Director to the Board, effective on June 24, 2024, to fill the vacancy of Mr. Thurnheer.

From September 2012 to September 2016, Mr. Wu served as Assistant Associate Director at Convoy Financial Group Ltd., one of the largest financial advisory firms over the past two decades in Hong Kong. From October 2016 to September 2017, Mr. Wu served as COO at Reliable Wealth Management Ltd., associated with more than 200 insurance channels across Mainland China and Hong Kong. Mr. Wu is one of the founders of Riches Holdings Ltd and served as CEO since October 2017. Riches Holdings Ltd. is currently a wholly-owned subsidiary of the Company. He plays a critical role in managing Riches Holdings Ltd.’s major business lines including financial advisory, education and immigration services, property agency services and FinTech app development. Mr. Wu obtained a Bachelor of Integrated Financial Engineering and Management of International Business degree with full scholarship from The Chinese University of Hong Kong in 2012.

There are no arrangements or understandings between Mr. Wu and any other persons pursuant to which he was appointed as the Company’s Director. There is no family relationship between Mr. Wu and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Wu that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: June 25, 2024	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer